                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-9
                                (RULE 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
      PURSUANT TO SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             NEWSEDGE CORPORATION
                           (Name of Subject Company)

                             NEWSEDGE CORPORATION
                      (Name of Persons Filing Statement)

                         Common Stock, $0.01 Par Value
                        (Title of Class of Securities)

                                  652 49 Q106
                     (CUSIP Number of Class of Securities)

                              Clifford M. Pollan
                                   President
                             NewsEdge Corporation
                               80 Blanchard Road
                             Burlington, MA 01803
                                (781) 229-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

                                With copies to:
                         Lawrence S. Wittenberg, Esq.
                            Lawrence A. Gold, Esq.
                        Testa, Hurwitz & Thibeault, LLP
                                125 High Street
                               Boston, MA 02110
                                (617) 248-7000

[X]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

The following is a press release issued by NewsEdge Corporation on August 13, 2001 announcing NewsEdge's operating results for the second quarter of 2001 and providing information regarding the proposed tender offer and merger.

================================================================================

                  NewsEdge Reports Q2 2001 Operating Results

$43 MILLION ACQUISITION VIA CASH TENDER OFFER BY THE THOMSON CORPORATION PENDING

BURLINGTON, MA, AUGUST 13, 2001 -- NewsEdge Corporation (Nasdaq:NEWZ), a global provider of content services for business, today reported 2001 second quarter revenues of $16.4 million, and net income of $0.1 million, or $0.01 per basic and diluted share for the three-month period ended June 30, 2001, compared to revenue of $17.7 million, and a net loss of $1.3 million, or $0.12 per basic and diluted share ($0.08 loss including discontinued operations) in the year-ago second quarter.

The Company's operating results for the 2001 second quarter were impacted by $0.3 million of severance related costs, partially offset by $0.2 million of favorable reductions in salary expense due to the implementation of a new vacation carryover policy. NewsEdge's 2001 Q2 results benefited from a $0.8 million one-time gain from the sale of its equity interests in NewsWatch, KK. The year-ago second quarter included two non-recurring charges: $0.7 million related to remaining employee retention expenses under the terminated RoweCom merger agreement and a $0.5 million reversal of merger acquisition-related expenses no longer deemed necessary by Management. Excluding all one-time items, NewsEdge's net loss in the second quarter was $0.6 million, compared to a net loss of $1.8 million in the 2000 second quarter, and a net loss of $0.7 million in the 2001 first quarter.

For the six-month period ended June 30, 2001, NewsEdge generated revenue of $33.5 million, and a net loss of $1.1 million, or $0.06 per basic and diluted share, versus revenue of $35.0 million, and a net loss of $4.8 million (including a $6.3 million net gain on the disposal of Individual.com, Inc.), or $0.28 per basic and diluted share ($0.52 per share loss from continuing operations) in the first half of 2000.

On August 7, 2001, The Thomson Corporation (TSE:TOC), a leading e-information and solutions company in the business and professional marketplace, announced the signing of a definitive agreement to acquire NewsEdge in a cash tender offer valued at approximately $43 million, or $2.30 per outstanding NEWZ share. The closing of the offer is expected to be completed in the second half of 2001, and is conditioned upon the tender of a majority of NewsEdge's shares and customary closing conditions. The offer will be followed by a back-end merger of the Thomson subsidiary with and into NewsEdge on the same terms as those in the offer. All of NewsEdge's directors, certain of its executive officers, and a significant NEWZ shareholder have all pledged to tender their shares pursuant to the Thomson offer and/or vote in favor of the acquisition. Thomson stated that it plans to align NewsEdge with The Dialog Corporation, as part of The Thomson Legal & Regulatory market group.

ABOUT NEWSEDGE

NewsEdge Corporation (NASDAQ: NEWZ) is a global provider of content solutions for business. Its customers include both content creators and the operators of the world's most active Web sites. NewsEdge offers technology and services for its customers to create, manage and deploy content for millions of end-users through enterprise sites, portals, publisher Web sites and distribution channels. NewsEdge services make organizations smarter, attract specialized audiences, foster high-frequency usage, promote Web site "stickiness" and ultimately cultivate commerce. NewsEdge serves thousands of sites and companies with highly targeted content solutions from the NewsEdge Refinery, including industry-specific topics, wireless services, turn-key permission marketing and publishing tools, outsourced editorial capabilities and sub-second live news feeds and applications. The NewsEdge Refinery combines a patented combination of sophisticated technology and human editorial review to deliver highly targeted news on more than 2,000 business topics from more than 2,000 sources. NewsEdge is headquartered in Burlington, Mass., with offices and distributors throughout North America, South America, Europe, Japan and the Middle East. For more information about NewsEdge Corporation, visit www.NewsEdge.com.

                                     (more)

(C)NewsEdge Corporation, 2001, all rights reserved. NewsEdge is a registered trademark of NewsEdge Corporation. All other product or service marks mentioned herein are those of NewsEdge or their respective owners.

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including forward-looking statements regarding revenue, profit, and other performance expectations, the future success of the Company's business, marketing, and technology strategies, future market opportunities, and the future market acceptance of and demand for the Company's products. These statements are neither promises nor guarantees, but involve risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements, including without limitation risks relating to market acceptance of and demand for the Company's products, risks of downturns in economic conditions generally, risks associated with competition and competitive pricing pressures, risks relating to intellectual property rights and litigation, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks detailed in the Company's filings with the S.E.C, including those appearing under the caption "Risk Factors" in the Company's annual report filed on S.E.C. Form 10-K for the year ended December 31, 2000. The Company cautions readers and listeners not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. The Company disclaims any obligation to publicly update or revise any such statements to reflect any change in Company expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

This news release is for informational purposes only. It does not constitute an offer to purchase shares of NewsEdge or a solicitation/recommendation statement under the rules and regulations of the Securities and Exchange Commission. At the time Thomson commences the offer, Thomson will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and NewsEdge will file a solicitation/recommendation statement on Schedule 14D-9. THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION AND SECURITY HOLDERS OF NEWSEDGE ARE ADVISED TO CAREFULLY READ THOSE DOCUMENTS (WHEN THEY BECOME AVAILABLE) BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. These documents will be provided to NewsEdge security holders at no expense to them and, when filed with the Securities and Exchange Commission, may be obtained free at www.sec.gov.


Contact                      Investor inquiries      Media inquiries
-------                      ------------------      ---------------
Ron Benanto                  Robert Rinderman        David Scott
NewsEdge                     Jaffoni & Collins       NewsEdge
(781) 229-3000               (212) 835-8500          (781) 229-3000
ron.benanto@newsedge.com     NEWZ@jcir.com           david.scott@newsedge.com
------------------------     -------------           ------------------------


                           (financial tables follow)

                     NEWSEDGE CORPORATION AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)


                                                   JUNE 30,       DECEMBER 31,
                                                     2001            2000
                                                  ----------       ---------
                                                  (unaudited)
ASSETS
Current assets:
 Cash and cash equivalents                         $  16,399       $  18,320
 Restricted cash                                         375             404
 Accounts receivable                                  11,237          16,645
 Due from Office.com                                       -           1,000
 Prepaid expenses and deposits                         3,819           3,748
                                                  ----------       ---------
       Total current assets                           31,830          40,117
                                                  ----------       ---------
Property and equipment, net                            9,114           8,782
                                                  ----------       ---------
Other assets                                             346             345
                                                  ----------       ---------

       Total assets                                $  41,290       $  49,244
                                                  ==========       =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                  $   6,907       $   5,761
 Accrued expenses                                      9,462          12,900
 Deferred revenue, current                            21,164          25,837
       Total current liabilities                      37,533          44,498
                                                  ----------       ---------

Deferred revenue, noncurrent                              29              35
                                                  ----------       ---------

Stockholders' equity:
 Common stock                                            191             190
 Additional paid-in capital                          131,716         131,682
 Cumulative translation adjustment                       (56)           (104)
 Accumulated deficit                                (125,397)       (124,331)
 Treasury stock, at cost; 432,000 shares              (2,726)         (2,726)
                                                  ----------       ---------
       Total stockholders' equity                      3,728           4,711
                                                  ----------       ---------
       Total liabilities & stockholders' equity    $  41,290       $  49,244
                                                  ==========       =========


                      (Statements of Operations follows)

                     NEWSEDGE CORPORATION AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                     (in thousands, except per share data)

                                               Three Months Ended            Six Months Ended
                                                     June 30,                     June 30,
                                           -------------------------         ----------------------
                                             2001             2000             2001          2000
                                           --------         -------          --------       -------

Total revenues                             $ 16,422         $ 17,672         $ 33,525      $ 35,001

Costs and expenses:
 Cost of revenues                             6,704            7,605           13,086        15,171
 Customer support expenses                    1,126            1,345            2,328         2,843
 Development expenses                         2,333            2,384            4,645         5,627
 Sales and marketing expenses                 5,893            7,685           12,662        17,451
 General and administrative expenses          1,132            1,420            2,028         4,013
 Merger, disposition and other charges            -             (453)               -          (453)
                                           --------         --------         --------      --------
    Total costs and expenses                 17,188           19,986           34,749        44,652
                                           --------         --------         --------      --------

Loss from operations                           (766)          (2,314)          (1,224)       (9,651)

 Gain on sale of NewsWatch KK                   774                -              774             -
 Interest income and other, net                 139              275              372           504
                                           --------         --------         --------      --------

Income (loss) from continuing operations
 before provision for income taxes              147           (2,039)             (78)       (9,147)
   taxes
Provision for income taxes                        9               15               18            39
                                           --------         --------         --------      --------

Net income (loss) from continuing
 operations                                     138           (2,054)             (96)       (9,186)
Loss from discontinued operations, net            -                -                -        (1,859)
Net gain on disposal of
 Individual.com, Inc.                             -              773             (970)        6,267
                                           --------         --------         --------      --------
Income (loss) from discontinued
 operations                                       -              773             (970)        4,408
                                           --------         --------         --------      --------
Net income (loss)                          $    138         $ (1,281)        $ (1,066)     $ (4,778)
                                           ========         ========         ========      ========

Basic and diluted net
 income (loss) per share
 Continuing operations                     $   0.01         $  (0.12)        $  (0.01)     $  (0.52)
 Discontinued operations                          -             0.04            (0.05)         0.24
                                           --------         --------         --------      --------
       Total                               $   0.01         $  (0.08)        $  (0.06)     $  (0.28)
                                           ========         ========         ========      ========

Weighted average common
 shares outstanding - basic                  18,620           17,696           18,614        17,690
                                           ========         ========         ========      ========
Weighted average common
 shares outstanding - diluted                18,627           17,696           18,614        17,690
                                           ========         ========         ========      ========

# 2000 second quarter expenses include certain non-recurring charges totaling
 $215,000. These include $668,000 in costs related to final retention payments as part of the termination of the Rowecom, Inc. acquisition of NewsEdge offset by the reversal of $453,000 acquisition related reserves Management deemed no longer required. Year-to-date 2000 expenses include charges totaling $3,649,000. These include $2,036,000 related to retention payments, transaction costs and expenses incurred as part of the Rowecom, Inc. termination, $2,066,000 in asset writie-offs and reserves associated with the Company's transition to its new strategic direction and the ($453,000) reversals of acquisition related reserves Management deemed no longer required.

# 2001 first quarter expenses include certain non-recurring reserve reductions totaling ($519,000). These include ($456,000) in royalty reserves and ($63,000) in strategy change reserves Management deemed no longer required.

# 2001 second quarter expenses include non-recurring vacation policy change accrual reductions of ($239,000) and also includes fully loaded severance expenses of $307,000

#   #   #